PROSPECTUS SUPPLEMENT	Filed pursuant to Rule
(To Prospectus dated April 14, 2021)	424(b)(3) of the Rules and
Regulations Under the
Securities Act of 1933
Registration Statement No. 333-260390

VALENS SEMICONDUCTOR LTD.

Ordinary Shares
Warrants to Purchase Ordinary Shares

Recent Developments

This prospectus supplement, together with the prospectus, is to be used by the selling shareholders listed in the prospectus in connection with offers and sales from time to time of the ordinary shares and warrants to purchase ordinary shares of Valens Semiconductor Ltd.

May 11, 2022

Key Financial and Business Highlights

•	Record quarterly revenues of $21.6 million, up 61.8% from Q1 2021 and up 4.3% from Q4 2021

•	Q1 2022 GAAP gross margin was 71.4% compared to 71.3% in Q1 2021 (non-GAAP gross margin was 72.1% compared to 71.8% in Q1 2021)

•	Q1 2022 GAAP Net Loss was $(5.1) million, better than the $(6.4) million in Q1 2021, and Adjusted EBITDA loss in the first quarter was $(4.1) million, compared with $(4.3) million in Q1 2021

•	Automotive:

–	Increased the number of OEMs, Tier 1s and Tier 2s evaluating the company’s MIPI A-PHY VA7000 chipset to more than 30, doubling OEMs to eight

–	Announced partnership with OMNIVISION, a leading Tier 2 supplier for in-vehicle camera sensors, for a MIPI A-PHY compliant camera solution for Advanced Driver-Assistance Systems (ADAS) applications

•	Audio-video:

–	Joined the Logitech Collaboration Program to develop a solution using Valens technology and products in Logitech’s USB peripheral suite of products for both onsite and remote hybrid settings, e.g., in classrooms and corporate meeting rooms

–	Increased demand for the Stello VS3000, Valens’ newest audio-video product family, with leading audio-video manufacturers embedding it in additional products, addressing various end-markets

•	Met all demand from customers, in a severely supply constrained environment

•	Strong balance sheet with $165.5 million in cash, cash equivalents and short-term deposits as of March 31, 2022

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenues	21,620	13,364
Gross Profit	15,440	9,532
Gross Margin	71.4%	71.3%
Net loss	(5,050)	(6,376)
Cash, cash equivalents and short-term deposits[1]	165,522	57,564
Net cash used in operating activities	(8,403)	(3,208)
Non-GAAP Financial Data
Non-GAAP Gross Margin[2]	72.1%	71.8%
Adjusted EBITDA[3]	(4,086)	(4,303)
Loss per share[4] (in U.S. Dollars)	(0.02)	(0.42)

____________________

1 As of the last day of the period.

2 GAAP Gross Profit excluding share-based compensation and depreciation expenses, divided by revenue. For the three months ended March 31, 2022, and 2021, share-based compensation and depreciation expenses were $140 thousand and $57 thousand respectively.

3 Adjusted EBITDA is defined as net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.

4 See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2022	2021
REVENUES	21,620	13,364
COST OF REVENUES	(6,180)	(3,832)
GROSS PROFIT	15,440	9,532
OPERATING EXPENSES:
Research and development expenses	(14,127)	(10,398)
Sales and marketing expenses	(4,209)	(3,110)
General and administrative expenses	(4,301)	(2,178)
TOTAL OPERATING EXPENSES	(22,637)	(15,686)
OPERATING LOSS	(7,197)	(6,154)
Change in fair value of Forfeiture Shares	2,604	—
Financial expenses, net	(115)	(167)
LOSS BEFORE INCOME TAXES	(4,708)	(6,321)
INCOME TAXES	(346)	(55)
LOSS AFTER INCOME TAXES	(5,054)	(6,376)
Equity in earnings of investee	4	—
NET LOSS	(5,050)	(6,376)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET LOSS PER ORDINARY SHARE[5] (in U.S. Dollars)	(0.05)	(0.93)
WEIGHTED AVERAGE NUMBER OF SHARES USED
IN CALCULATION OF NET LOSS PER ORDINARY	97,150,054	10,834,415

____________________

5 See note 4.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

(Unaudited)

ASSETS	March 31, 2022	December 31, 2021
CURRENT ASSETS
Cash and cash equivalents	44,994	56,791
Short-term deposits	120,528	117,568
Trade accounts receivable	10,213	7,095
Inventories	12,466	9,322
Prepaid expenses and other current assets	7,737	8,255
TOTAL CURRENT ASSETS	195,938	199,031
LONG-TERM ASSETS:
Property and equipment, net	2,791	2,741
Operating lease right-of-use asset[6]	4,729	—
Other assets	724	828
TOTAL LONG-TERM ASSETS	8,244	3,569
TOTAL ASSETS	204,182	202,600

LIABILITIES AND EQUITY
CURRENT LIABILITIES[7]	19,442	15,699
LONG-TERM LIABILITIES:
Forfeiture shares	2,054	4,658
Non-current operating leases[8]	2,648	—
Other long-term liabilities	46	46
TOTAL LONG-TERM LIABILITIES	4,748	4,704
TOTAL LIABILITIES	24,190	20,403

SHAREHOLDERS’ EQUITY	179,992	182,197
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	204,182	202,600

____________________

6 As of January 1, 2022, the company has implemented the FASB ASU No. 2016-02, Leases (ASC 842), on the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e., lessees and lessors).

7 Includes $2,000 thousand of current maturities of operating leases; see footnote 6.

8 See footnote 6.

VALENS SEMICONDUCTOR LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2022	2021
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	(5,050)	(6,376)
Adjustments to reconcile net loss to net cash used in operating activities:
Income and expense items not involving cash flows:
Depreciation	320	256
Stock-based compensation	2,791	1,595
Exchange rate differences	471	314
Interest from short-term deposits	(163)	182
Change in fair value of forfeiture shares	(2,604)	—
Changes in operating assets and liabilities:
Operating lease right of use asset	420	—
Operating lease liabilities	(501)	—
Trade accounts receivable	(3,118)	3,242
Prepaid expenses and other current assets	518	(1,130)
Inventories	(3,144)	(789)
Long-term assets	104	(5)
Current liabilities	1,553	(490)
Other long-term liabilities	—	(7)
Net cash used in operating activities	(8,403)	(3,208)
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(18,252)	—
Maturities of short-term deposits	15,500	17,000
Purchase of property and equipment	(180)	(378)
Net cash provided by (used in) investing activities	(2,932)	16,622
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options	54	76
Net cash provided by financing activities	54	76
Effect of exchange rate changes on cash and cash equivalents	(516)	(314)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,797)	13,176
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	56,791	26,316
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	44,994	39,492

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	56	77
NON-CASH ACTIVITY
Trade accounts payable on account of property and equipment	190	—
Operating lease liabilities arising from obtaining operating right-of-use assets	246	—

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

(Unaudited)

The following table provides a reconciliation of Net loss to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

	Three Months Ended March 31,
	2022	2021

Net loss	(5,050)	(6,376)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	(2,604)	—
Financial expense, net	115	167
Income taxes	346	55
Equity in earnings of investee	(4)	—
Depreciation	320	256
Share-based compensation expenses	2,791	1,595
Adjusted EBITDA	(4,086)	(4,303)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP Tables

(U.S. Dollars in thousands)

(Unaudited)

The following tables provide a calculation of the GAAP Loss per share and reconciliation to Non-GAAP Loss per share.

	Three Months Ended March 31,
GAAP Loss per Share	2022	2021

GAAP Net Loss	(5,050)	(6,376)
Adjusted to include the following:
Accrued dividend related to Preferred Shares	—	(3,691)
Total Loss used for computing Loss per Share	(5,050)	(10,067)
Earnings Per Share Data:
GAAP Loss per Share (in U.S. Dollars)	(0.05)	(0.93)
Weighted average number of shares used in calculation of net loss per share	97,150,054	10,834,415

	Three Months Ended March 31,
Non-GAAP Loss per Share	2022	2021

GAAP Net loss	(5,050)	(6,376)
Adjusted to exclude the following:
Stock based compensation	2,791	1,595
Depreciation	320	256
Total Loss used for computing Loss per Share	(1,939)	(4,525)
Earnings Per Share Data:
Non-GAAP Loss per Share (in U.S. Dollars)	(0.02)	(0.42)
Weighted average number of shares used in calculation of net loss per share	97,150,054	10,834,415